Gold Resource Corporation

7900 E. Union Ave, Suite 320

Denver, Colorado 80237

June 6, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Gold Resource Corporation

Registration Statement on Form S-3

Filed May 15, 2023

File No. 333-271913

Ladies and Gentlemen:

On behalf of Gold Resource Corporation (the “Company”), I hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned registration statement so that it may become effective at 10:00 a.m. Eastern Time on Friday, June 9, 2023, or as soon thereafter as practicable.

Please call or email our counsel, Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348, or Brian.Boonstra@dgslaw.com, should you have any further questions or comments.

Very truly yours,

Gold Resource Corporation

/s/ Kim Perry
Chief Financial Officer